ORRICK, HERRINGTON & SUTCLIFFE LLP COLUMBIA CENTER 1152 15TH STREET, N.W. WASHINGTON, D.C. 20005-1706 tel +1-202-339-8400 fax +1-202-339-8500 www.orrick.com

March 18, 2011
           Mark R. Riccardi
           (202) 339-8431
           mriccardi@orrick.com

VIA ELECTRONIC FILING AND HAND DELIVERY

Ms. Lauren Nguyen
Attorney Advisor
Office of Structured Finance, Transportation and Leisure
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE, Mail Stop 3561
Washington, DC  20549

Re:          Fixed Income Client Solutions LLC
Amendment No. 1 to Registration Statement on Form S-3
Filed February 15, 2011, SEC File No. 333-171670

Dear Ms. Nguyen:

On behalf of Fixed Income Client Solutions LLC (“FICS” or the “registrant”), this letter responds to your letter dated March 1, 2011 to James Kelligrew providing comments on the above-referenced amendment to registration statement (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on February 15, 2011.  For your convenience, each of your comments has been reproduced below, followed by the registrant’s response.

Prospectus Supplement
Cover Page

Comment 1.
We note from your response to prior comment 6 that you may call the trusts Corporate Repackaging Trust Certificates, Series 20[  ] when the underlying assets include corporate debt, even though the underlying assets may include debt securities that are not corporate debt.  Please tell us why you believe this is appropriate and consider revising for greater clarity.  Please also disclose what you will call the trusts when they do not include corporate debt.

Response:
The registrant has revised the form of prospectus supplement to remove the word “Corporate” from the name of the offered certificates in all cases.  The form of prospectus supplement now provides that each series of certificates will be referred to as “Trust Certificates, Series 20[  ]”.  The registrant believes this naming

Ms. Lauren Nguyen
March 18, 2011

convention is appropriate, as it is a clear and accurate description of the certificates to be offered.

To promote additional clarity and consistency, the registrant has also revised the form of prospectus supplement to remove the word “Corporate” from the name of the issuing entity trusts.  The form of prospectus supplement now provides that each trust will be referred to as “Trust for [    ], Series 20[  ]”.  It is the intention of the registrant that the placeholder in the name of the issuing entity would be filled in with a brief description of the applicable underlying issuer and type of underlying security.  For example, a trust could be called “Trust for ABC Corp. Notes, Series 2011-99”.  The registrant believes this naming convention for trusts is appropriate as it is a clear and accurate description of the issuing entity.

Method of Distribution, page S-33

Comment 2.
Please revise the last sentence of the third paragraph to clarify that the underwriters will be deemed underwriters and that any dealers that participate with the underwriters in the distribution of certificates may be deemed underwriters.

Response:
The registrant has revised the last sentence of the third paragraph to clarify that the underwriters will be deemed underwriters and that any dealers that participate with the underwriters in the distribution of certificates may be deemed underwriters.  The registrant has also made a conforming change to the fifth paragraph under the heading “Plan of Distribution” in the base prospectus, which begins on page 53.

We have attached for your reference a copy of Amendment No. 2 to the Registration Statement incorporating the changes discussed above and marked to show changes from Amendment No. 1 to the Registration Statement.  Should you have any questions or need additional information, please do not hesitate to contact James Whang, Treasurer of Fixed Income Client Solutions LLC, at (877) 421-7858, or Mark Riccardi, of Orrick, Herrington & Sutcliffe LLP, at (202) 339-8431.

                             Respectfully yours,

                                                  /s/ Mark R. Riccardi

                                                  Mark R. Riccardi

Ms. Lauren Nguyen
March 18, 2011

cc:            John Stickel
James Kelligrew
James Whang

Enclosures